LEARNING MEDIA INTERNATIONAL, INC.

5380 South Valley View Boulevard, Suite E

Las Vegas, NV 89118

November 10, 2009

         Submitted via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:

Learning Media International, Inc.

Request for Withdrawal of Registration Statement on Form S-1

Filed September 15, 2008

File No. 333-153478

Dear Sir/Madam:

Pursuant to Rule 477 promulgated under the Securities Ac of 1933, as amended (the “Act”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent t the withdrawal of the Registrant’s registration statement on Form S-1 (File Number 333-153478), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), which the Registrant filed with the Commission on September 15, 2008.

The Registrant requests this withdrawal because it was unable to complete the minimum requirements in the Registration Statement within the time allotted.

The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.  Kindly fax a copy of the written order to the attention of the undersigned to (702) 876-9137.

If you have any questions regarding this request, please contact R. Mark Miller, at (702) 782-7923.

Respectfully submitted,

/s/ R. Mark Miller

R. Mark Miller

President / CEO